Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 24, 2013

VIA EDGAR TRANSMISSION

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-176623; 811-21685);

Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-176624; 811-21665);

Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-176639; 811-21986); and

Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-176625; 811-21985)

(collectively, the “Funds” or the “Registrant”)

Dear Mr. Long:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”). Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2013. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1.	In each Registration Statement’s Statement of Assets and Liabilities, indicate as a separate line item any amounts payable to directors and officers, if applicable.

The Registrant confirms that there are no amounts payable to directors and officers. The directors and officers of the Funds are paid in advance. Should this practice change, the Registrant confirms that the Registration Statements will reflect amounts payable, as applicable.

2.	For Hatteras Core Alternatives TEI Fund, L.P., reconcile the amount displayed for “Professional Fees Payable” in each Registration Statement’s Statement of Assets and Liabilities ($25,667) with the lower amount displayed for “Professional Fees” in each Registration Statement’s Statement of Operations ($20,400).

The Professional Fees expense of $20,400 on the Statements of Operations represents fees for the fund’s annual audit and tax return preparation for the 12 month period ended March 31, 2013. The accrual balance of $25,667 on the Statements of Assets and Liabilities represents accruals for the 3/31 audit and the 12/31 tax return, both of which were in various stages of completion at the balance sheet date. Both services (tax and audit) can expect to have modest increases year over year.

3.	In each Registration Statement’s financials for the Hatteras Master Fund, L.P., on a going-forward basis, list the frequency of redemptions in a manner similar to that of the “Redemption Frequency” column on page 16 of the Notes to the Hatteras Master Fund, L.P.’s Financial Statements.

The Registrant confirms that it will incorporate this comment in future filings.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2902 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ John P. Foley
John P. Foley

cc:	R. Lance Baker, Hatteras Funds

Joshua B. Deringer, Esq.